

Mail Stop 4631

April 29, 2016

<u>Via E-mail</u>
Mr. Jeff J. Kaminski
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re: KB Home**
> **Form 10-K for the Fiscal Year Ended November 30, 2015**
> **Filed January 25, 2016**
> **File No. 1-9195**

Dear Mr. Kaminski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended November 30, 2015</u>

<u>Consolidated Financial Statements, page 53</u>

<u>Note 8. Variable Interest Entities, page 69</u>

1.   We refer to the last paragraph of your footnote where you state that you evaluated land option contracts and other similar contracts for financing arrangements, and determined that you should increase inventories, with a corresponding increase to accrued expenses

and other liabilities by $110.0 million at November 30, 2015. Please tell us, and clarify in future filings, the nature of these financing arrangements, the evaluation you performed, and the authoritative literature you relied upon in determining the accounting treatment.

Note 15. Commitments and Contingencies, page 79

2.   We note your disclosures related to reserves for warranties and self-insurance. Please more fully explain to us and revise future filings to clarify:

- The distinction between claims covered under warranty reserves and claims covered under self-insurance reserves and the interaction, if any, between these reserves; and

- If applicable, your accounting basis for netting any such reserves with probable recoveries.

Note 16. Legal Matters, page 83
Wage and Hour Litigation, page 83

3.   Please tell us whether the tentative settlement has been approved by the courts and tell us the amount of related accrual you established during fiscal 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Please contact Kathryn McHale at (202) 551-3464 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction